OMB APPROVAL
OMB Number: 3235-0145
Expires:	October 31, 1997
Estimated average burden
hours per form. . . . . .14.90
	UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D. C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SHOWBIZ PIZZA TIME, INC.
(Name of Issuer)

COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)

0008253881309
(CUSIP Number)
ROBERT C. SCHWENKEL                         GARY J. COHEN
FRIED, FRANK, HARRIS, SHRIVER &             SIDLEY & AUSTIN
JACOBSON                                    555 WEST FIFTH STREET
ONE NEW YORK PLAZA                          SUITE 4000
NEW YORK, NY 10004                          LOS ANGELES, CA 90013-1010
212-859-8167                                213-896-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

MAY 22, 1995
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].
Check the following box if a fee is being paid with the statement [].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
2

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Schedule 13D filed with the Securities and
Exchange Commission (the "SEC") on April 26, 1995 (the
"Schedule 13D") as amended by Amendments No. 1 and No. 2 filed with the SEC on May 5 and May 15, 1995, respectively, on behalf of New Valley Corporation ("New Valley"), BGLS Inc., Brooke Group Ltd., Bennett S. LeBow, Canyon Partners Incorporated, CPI Securities, L.P. ("CPIs"), Canpartners Incorporated, Mitchell R. Julis, R. Christian B. Evensen and Joshua S. Friedman in connection with the common stock, par value $0.10 per share ("Common Stock") of Showbiz Pizza Time, Inc., a Kansas corporation (the "Company") is hereby amended as follows (unless otherwise defined, all capitalized terms
used herein shall have the meanings set forth in the Schedule
13D).
	Item 4 is hereby amended to add the
following:
ITEM 4.	Purpose of Transaction
	On May 15, 1995, Sidley & Austin,on behalf of Mr. Julis, sent a letter to the Company (a copy of which is attached as exhibit E and incorporated herein by reference) enclosing a Demand for Inspection of Stock Register and authorizing David McAtee Esq to conduct such inspection. Also on May 15, 1995, Sidley & Austin,on behalf of CPIS, sent another letter to the Company (a copy of which is attached as exhibit F and incorporated herein by reference) enclosing a Request for List of Security Holders or Mailing of Solicitation Materials.

	The Reporting Persons have decided not to rely on Rule 14a- 2 (b)2 under the Exchange Act in connection with seeking the election of Mr. Friedman as a director of the Company. Accordingly, on May 22, 1995, the Reporting Persons filed preliminary proxy materials ("Proxy Materials") with the SEC (a copy of which are attached as Exhibit G and incorporated herein by reference). The Reporting Persons have retained D.F. King & Co., Inc. to assist them in soliciting proxies for the election of Mr. Friedman.

	Item 7 is hereby amended to add the following:
ITEM 7.	Materials To Be Filed As Exhibits
Exhibit E.  Letter to the Company, dated May 15, 1995.
Exhibit F.  Letter to the Company, dated May 15, 1995.
Exhibit G.  Preliminary Proxy Materials filed with SEC.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  May  22, 1995

NEW VALLEY CORPORATION


By:/s/ Gerald E. Sauter
Name:  Gerald E. Sauter
Title:  Chief Financial Officer


NEW VALLEY HOLDINGS, INC.


By:	/s/ Gerald E. Sauter
Name:  Gerald E. Sauter
Title:  Chief Financial Officer


BGLS INC.


By:	/s/ Gerald E. Sauter
Name:  Gerald E. Sauter
Title:  Chief Financial Officer


BROOKE GROUP LTD.


By:	/s/ Gerald E. Sauter
Name:  Gerald E. Sauter
Title:  Chief Financial Officer


BENNETT S. LEBOW


By:	/s/ Bennett S. Lebow


CANYON PARTNERS
INCORPORATED


By:	/s/ R. Christian B. Evensen
Name:  R. Christian B. Evensen
Title:  President
5

C.P.I. SECURITIES, L.P.

By:	Canpartners Incorporated,
its General Partner


By:	/s/ R. Christian B. Evensen
Name:  R. Christian B. Evensen
Title:  President


CANPARTNERS INCORPORATED


By:	/s/ R. Christian B. Evensen
Name:  R. Christian B. Evensen
Title:  President


MITCHELL R. JULIS


/s/ Mitchell R. Julis


R. CHRISTIAN B. EVENSEN


/s/ R Christian B. Evensen



JOSHUA S. FRIEDMAN


/s/ Joshua S. Friedman


K. ROBERT TURNER


/s/ K. Robert Turner

EXHIBIT E







FEDERAL EXPRESS

Showbiz Pizza Time, Inc.
P.O. Box 152077
4441 West Airport Freeway
Irving, Texas 75015

Re:	Demand for Inspection of Stock Register

Ladies and Gentlemen:
This firm represents Mitchell R. Julis, an
individual and stockholder of record of 1,800 shares of the common stock (the "Shares") of Showbiz Pizza Time, Inc. (the "Company"). Mr. Julis is an affiliate of CPI Securities LP, a California limited partnership, on whose behalf Cede & Co. delivered a Stockholder's Notice of Nomination of Director (the "Notice") to the Company on May 15, 1995.
In connection with such Notice and the
communication with security holders of the Company with respect thereto, pursuant to Section 17-6510 of the Kansas General Corporation Code, enclosed please find a Demand for Inspection of Stock Register submitted by Mr. Julis along with a Power of Attorney authorizing David McAtee, Esq. to conduct such inspection and to make copies of the stock register. Under separate cover, we are also submitting a Request for List of Security Holders or Mailing of Solicitation Materials pursuant to Rule 14a-7 of Regulation 14A of the Securities Exchange Act of 1934, as amended.
Please contact the undersigned at your earliest
convenience, but not later than Tuesday, May 23, 1995, to set up a time convenient for Mr. McAtee to inspect and copy the Company's stock register.
We look forward to your response in connection
with the enclosed Demand.
7

If you have any questions, please call the
undersigned at 213/896-6013.
Very truly yours,
/s/ Gary J. Cohen
Gary J. Cohen
cc:	Mitchell R. Julis
	CPI Securities LP
	Joseph J. Guinta, Esq.

DEMAND FOR INSPECTION OF STOCK REGISTER

To:	The Secretary of Showbiz Pizza Time, Inc.

On May 15, 1995, Cede & Co., the nominee of The
Depository Trust Company, as record holder of 15,800 shares of the common stock (the "Shares") of Showbiz Pizza Time, Inc. (the "Company"), at the request of Bear, Stearns Securities Corp. on behalf of CPI Securities LP, a California limited partnership ("CPI"), the beneficial owner, delivered to you a Stockholder's Notice of Nomination of Director (the "Notice") nominating Joshua S. Friedman for election as a director of the Company at the upcoming annual meeting of the Company to be held on June 8, 1995. The undersigned, Mitchell R. Julis, is an affiliate of CPI and a record holder of 1,800 shares of the Company's common stock.

The undersigned hereby demands, pursuant to
Section 17-6510 of the Kansas General Corporation Code, the right to inspect and copy the Company's common stock register on or before Tuesday, May 23, 1995 to enable the undersigned to communicate with other holders of common stock on the matter contemplated in the Notice.

Enclosed herewith please find a Power of Attorney authorizing David McAtee, Esq. to act in the undersigned's name, place and stead in connection with the inspection and copying of such stock register.

Pursuant to the requirements of Section 17-6510, this request has been signed below under penalty of perjury by the undersigned.

Dated:	May 15, 1995
/s/ Mitchell R. Julis
Mitchell R. Julis

Recording requested by and
when recorded return to:


__________________________________________________
____________

KNOW ALL MEN BY THESE PRESENTS:  That I, Mitchell
R. Julis, the undersigned (jointly and severally if more than one, hereinafter collectively "principal"), hereby make, constitute and appoint David McAtee, Esq. principal's true and lawful attorney to act for principal and in principal's name, place and stead for principal's use and benefit with respect to the inspection and copying of the stock register of Showbiz Pizza Time, Inc., a Kansas corporation.
Principal hereby grants to said attorney in fact
full power and authority to do and perform each and every act and thing which may be necessary, or convenient, in connection with any of the foregoing, as fully, to all intents and purposes, as principal might or could do if personally present, hereby ratifying and confirming all that our said attorney in fact shall lawfully do or cause to be done by authority hereof.
Whenever the context so requires, the singular
number includes the plural.
WITNESS may hand this 15th day of May, 1995.
/s/ Mitchell R. Julis
Mitchell R. Julis

STATE OF CALIFORNIA		)
	SS.
COUNTY OF LOS ANGELES	)

On May 15, 1995, before me, personally appeared
Mitchell R. Julis, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.
WITNESS my hand and official seal.
/s/ Carla Young

EXHIBIT F







FEDERAL EXPRESS

Showbiz Pizza Time, Inc.
P.O. Box 152077
4441 West Airport Freeway
Irving, Texas 75015

Re:	Request for List of Security Holders or
Mailing of Solicitation
Materials

Ladies and Gentlemen:
This firm represents CPI Securities LP, a
California limited partnership ("CPI"), and its affiliates.
As you are aware, on May 15, 1995, Cede & Co., the nominee of The Depository Trust Company, as record holder of 15,800 shares of the common stock (the "Shares") of Showbiz Pizza Time, Inc. (the "Company"), at the request of Bear, Stearns Securities Corp. on behalf of CPI, the beneficial owner, delivered to you a Stockholder's Notice of Nomination of Director (the "Notice") nominating Joshua S. Friedman for election as a director of the Company at the upcoming annual meeting of the Company to be held on June 8, 1995.
In connection with such Notice, pursuant to Rule
14a-7 of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Proxy Rules"), enclosed herewith please find a Request for List of Security Holders or Mailing of Solicitation Materials (the "Request") executed by CPI, as beneficial owner of the Shares. By separate cover, we are also submitting a Request for Inspection of Stock Ledger under
Section 17-6510 of the Kansas General Corporation Code. Pursuant to Rule 14a-7, the Company has the option of delivering a list of its security holders holding the same class of its securities as the requesting stockholder or notifying such stockholder that it has elected to mail such stockholder's solicitation material within five (5) business days
11
of receipt of the Request. If the Company elects to mail the solicitation material, the above notification must include a statement of the approximate number of record and beneficial holders, separated by type of holder and class, owning securities in the same class as the requesting stockholder and an estimated cost of mailing a proxy statement, form of proxy or other communication to its security holders, including to the extent known or reasonably available, the estimated costs of any bank, broker and similar person through whom the registrant has or intends to solicit beneficial owners in connection with the security holder meeting. Such stockholder's solicitation material must be mailed to the security holders with "reasonable promptness" after tender by the stockholder of the material to be mailed, envelopes or other containers therefor, postage or payment for postage and other reasonable expenses of effecting such mailing.
We look forward to your response in connection with the enclosed Request.
If you have any questions, please call the undersigned at 213/896-6013.
Very truly yours,

/s/ Gary J. Cohen
Gary J. Cohen

cc:	CPI Securities LP
	Joseph J. Guinta, Esq.

REQUEST FOR LIST OF SECURITY HOLDERS
OR MAILING OF SOLICITATION MATERIALS



To:	The Secretary of Showbiz Pizza Time, Inc.

On May 15, 1995, Cede & Co., the nominee of The
Depository Trust Company, as record holder of 15,800 shares of the common stock (the "Shares") of Showbiz Pizza Time, Inc. (the "Company"), at the request of Bear, Stearns Securities Corp. on behalf of CPI Securities LP, a California limited partnership ("CPI"), the beneficial owner, delivered to you a Stockholder's Notice of Nomination of Director (the "Notice") nominating Joshua S. Friedman for election as a director of the Company at the upcoming annual meeting of the Company to be held on June 8, 1995.
In connection with such Notice, CPI hereby
requests, pursuant to Rule 14a-7 of Regulation 14A of the Securities exchange Act of 1934, as amended, that the Company provide to CPI within five (5) business days (i) a current list of the names, addresses and security positions of the record holders, including banks, brokers and similar entities, and beneficial owners of common stock of the Company or
(ii) notification of the Company's election to mail copies of a proxy statement, form of proxy and other soliciting material prepared by CPI.
As evidence of CPI's beneficial ownership of the
Shares, CPI respectfully refers the Company to the Schedule 13D dated April 26, 1995 and filed with the Securities and Exchange Commission, as amended, a copy of which you have previously received.
CPI represents that it shall neither use any
information regarding its security holders provided by the Company for any purpose other than to communicate with or solicit such security holders with respect to the June 8, 1995 meeting nor disclose such information to any person other than an employee or agent to the extent necessary to effectuate such communication or solicitation. CPI shall return the information provided and shall not retain any copies thereof or of any information derived therefrom after the termination of the solicitation.
Dated:	May 12, 1995        CPI Securities LP, a
                                California limited partnership

                                By:  Canpartners Incorporated, a
                                     California corporation, its
                                     General Partner

                                By:/s/ Joshua S. Friedman
                                   Joshua S. Friedman, Vice President
                                   and Secretary

	SCHEDULE 14A


	(Rule 14a-101)
	INFORMATION REQUIRED IN PROXY STATEMENT
	SCHEDULE 14A INFORMATION
	Proxy Statement Pursuant to Section 14(a) of the Securities
	Exchange Act of 1934

	Filed by the registrant []
	Filed by a party other than the registrant [x]
	Check the appropriate box:
	[x]	Preliminary proxy statement
	[]	Definitive proxy statement
	[]	Definitive additional materials
	[x]	Soliciting material pursuant to Rule 14a-11(c) or
Rule 14a-12

	                 Showbiz Pizza Time, Inc.                 _
	(Name of Registrant as Specified in Its Charter)

	Showbiz Pizza Independent Stockholders Committee
	(Name of Person Filing Proxy Statement)

Payment of filing fee (Check the appropriate box):
	[]	$125 per Exchange Act Rule 0-11(c)(1)(ii), 14a-
6(i)(1), or 14a-6(j)(2).
	[x]	$500 per each party to the controversy pursuant to
Exchange Act Rule 14a-6(i)(3).
	[]	Fee computed on table below per Exchange Act Rules
14a-6(i)(4) and 0-11.

	(1)	Title of each class of securities to which
transaction applies:

         Not applicable.
_

	(2)	Aggregate number of securities to which
transactions applies:

         Not applicable.
_

	(3)	Per unit price or other underlying value of
transaction computed pursuant to Exchange Act Rule 0-11:

         Not applicable.

	(4)	Proposed maximum aggregate value of transaction:

        Not applicable.

	[]	Check box if any part of the fee is offset as
provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

	(1)	Amount previously paid:

		         Not applicable.
_

	(2)	Form, schedule or registration statement no.:

		         Not applicable.
_

	(3)	Filing party:

		         Not applicable.
_

	(4)	Date filed:

		         Not applicable.
_

	SHOWBIZ PIZZA INDEPENDENT STOCKHOLDERS COMMITTEE
	9665 WILSHIRE BOULEVARD
	SUITE 200
	BEVERLY HILLS, CALIFORNIA  90212

	PRELIMINARY PROXY STATEMENT OF THE
	SHOWBIZ PIZZA INDEPENDENT STOCKHOLDERS COMMITTEE
	FORMED TO ELECT JOSHUA S. FRIEDMAN TO THE BOARD OF DIRECTORS

	SHOWBIZ PIZZA TIME, INC.
	1995 Annual Meeting of Stockholders
	Scheduled for June 8, 1995

TO ALL COMMON STOCKHOLDERS OF SHOWBIZ PIZZA TIME, INC.:

	This Proxy Statement is being furnished to holders of the Common Stock (the "Common Stock"), par value $.10, of Showbiz Pizza Time, Inc., a Kansas corporation (the "Company"), in connection with the solicitation of proxies by the Showbiz Pizza Independent Stockholders Committee (the "Committee") for use in connection with the Company's Annual Meeting scheduled to be held at the Company's Chuck E. Cheese's restaurant located at 7935 Grapevine Highway, North Richland Hills, Texas, on Thursday, June 8, 1995, at 9:00 a.m. and at any adjournments thereof.

	The Committee, which contains members owning an aggregate of 780,619 shares of Common Stock of the Company, constituting approximately 6.4% of the outstanding Common Stock entitled to vote at the Annual Meeting, is seeking your support to elect Joshua S. Friedman to fill one of the three seats of the Company's classified Board of Directors-+ that will be up for election at the 1995 Annual Meeting. The Committee recommends a vote in favor of Mr. Friedman as a director.

	Proxies, in the form enclosed, will be voted at the Annual Meeting, if properly executed, returned to D.F. King & Co., Inc. (the firm retained by the Committee to collect and tabulate proxies) prior to the Annual Meeting and not revoked. The Committee has selected David R. McAtee, Esq. to act as proxyholder.

	Cumulative voting for directors will be in effect at the Annual Meeting. Cumulative voting means that each stockholder will be entitled to cast, distributed among any one or more nominees, total votes equal to the number of shares of Common Stock held of record by such stockholder multiplied by the number of directors (3) to be elected. Each stockholder will be able to cast all of such votes for a single nominee, or to distribute them among any two or more nominees, as such stockholder determines. For a stockholder to distribute his votes on a cumulative basis by proxy, such stockholder must indicate the manner of distribution of such votes in the space provided on the proxy. Unless the manner of distribution is designated thereon, shares represented by BLUE proxy cards delivered to the Committee will be voted cumulatively in the discretion of the person named as proxy in the Proxy Card in favor of Mr. Friedman as a director. The Committee urges stockholders not to direct how their votes shall be distributed but, instead, to allow the named proxy of the Committee to cumulate the votes in his discretion.
17

	SHARES REPRESENTED BY A VALID UNREVOKED BLUE PROXY CARD WILL BE VOTED AS SPECIFIED. IF NO SPECIFICATION IS MADE, SHARES REPRESENTED BY A BLUE PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE COMMITTEE'S NOMINEE AS DIRECTOR OF THE COMPANY AND WILL BE VOTED IN THE DISCRETION OF THE PERSON NAMED
THEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING. PROXIES MAY BE REVOKED AT ANY TIME PROVIDED THAT A WRITTEN REVOCATION WHICH CLEARLY IDENTIFIES THE PROXY BEING REVOKED IS EXECUTED AND DELIVERED TO THE COMMITTEE, C/O D.F. KING & CO, INC., 77 WATER STREET, NEW YORK, NEW YORK 10005, OR TO THE SECRETARY OF THE COMPANY AT SHOWBIZ PIZZA TIME, INC., 4441 WEST AIRPORT FREEWAY, IRVING, TEXAS 75062. A LATER DATED PROXY AUTOMATICALLY REVOKES AN EARLIER DATED ONE. YOU MAY
ALSO REVOKE ANY PROXY GIVEN BY ATTENDING THE ANNUAL MEETING
AND VOTING YOUR SHARES OF COMMON STOCK.

	This Proxy Statement and BLUE Proxy Card are first being sent to Common Stockholders on or about May [__], 1995.

	The expense of preparing, printing and mailing this Proxy Statement and the proxies solicited hereby, in addition to any other costs associated with the solicitation of proxies hereunder, will be borne by New Valley Corporation, a member of the Committee. It is estimated that the total cost of solicitations will not exceed $75,000 and, to date (May [__], 1995), expenditures have totaled approximately $[30,000]. New Valley Corporation may seek reimbursement of its expenses relating to the solicitation of proxies from the Company; however, New Valley Corporation does not intend to submit the question of reimbursement to a vote of the Company's security holders.

	In addition to the use of the mails, proxies may be solicited by officers, directors, regular employees and agents of the Committee, without extra remuneration, by personal interviews, telephone, telegraph or otherwise. The Committee will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record and will reimburse such persons for their reasonable out-of-pocket expenses.

	IMPORTANT

	Carefully review this Proxy Statement and the enclosed materials. YOUR PROXY IS IMPORTANT. No matter how many or how few shares you own, please vote FOR the Committee's nominee, by so indicating and by signing, dating and mailing the enclosed BLUE Proxy Card promptly. You CANNOT use the Company's WHITE Proxy Card to vote for the Committee's nominee.

	IF YOU HAVE ALREADY MAILED THE WHITE PROXY CARD SUPPLIED TO YOU BY THE COMPANY'S BOARD OF DIRECTORS, YOU HAVE EVERY
RIGHT TO CHANGE YOUR VOTE BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD IN THE ENCLOSED ENVELOPE. Remember, your latest dated proxy determines your vote at the Annual Meeting.

	If you own your shares in the name of a brokerage firm, bank nominee or other institution, only they can vote your shares of Common Stock. Accordingly, you should contact the person responsible for your account and give instructions with respect to the granting of proxies.
Your broker cannot vote your shares unless he or she receives your specific instructions.

	IF YOU HAVE ANY QUESTIONS OR HAVE ANY DIFFICULTY
GRANTING PROXIES, YOU ARE INVITED TO CONTACT JOSHUA S.
FRIEDMAN COLLECT AT (213) 247-2700 OR D.F. KING & CO., INC.
TOLL FREE AT (800) 669-5500.

	MEMBERS OF THE COMMITTEE

	As of the date hereof, the members of the Committee are New Valley Corporation ("New Valley"), New Valley Holdings, Inc. ("N.V. Holdings"), BGLS Inc. ("BGLS"), Brooke Group Ltd. ("BGL"), Bennett S. LeBow, Canyon Partners Incorporated ("CPI"), CPI Securities, LP ("CPIS"), Canpartners Incorporated ("Canpartners"), Mitchell R. Julis, R. Christian B. Evensen, Joshua S. Friedman and K. Robert Turner. See "Background of Committee Members" for a description of the principal business of each member of the Committee.

	REASONS FOR AND BACKGROUND TO THE SOLICITATION

	The Committee believes that the Company has significant growth potential which is not being realized. The Committee agrees with the Company's announced strategy to refurbish its facilities, and believes that Mr. Friedman's fresh and independent view of the Company's business and his ideas concerning its possible financing alternatives will make a significant contribution to completeing this strategy expeditiously. The Committee believes that Mr. Friedman is committed to the principle that directors should act primarily to protect and promote the interests of stockholders, and that he can work productively with the other members of the Company's Board of Directors to this end. The Committee believes that Mr. Friedman's business background and experience makes him particularly well suited to aid the Company in increasing stockholder value.

	On April 26, 1995, the present members of the Committee filed a Statement on Schedule 13D (the "Schedule 13D") with the Securities and Exchange Commission (the "Commission") stating that they had acquired in excess of 5% of the Common Stock of the Company - see "Securities and Exchange Commssion Filings". On that date, a member of the Committee contacted the Company to seek a meeting to discuss the Committee members' investment in the Company and to explore with the Company possible financing alternatives. In response, Richard M. Frank, Chairman and Chief Executive Officer of the Company sent a letter to Howard M. Lorber, President and Chief Operating Officer of New Valley, stating that "While we appreciate your interest, please be advised that the Company intends to continue to pursue its business and financing plans and strategy, and therefore is not interested in discussions with you at this time." On May 4, 1995, Mr. Lorber replied to Mr. Frank, urging him to reconsider his refusal to meet and requesting that a meeting be scheduled as soon as possible.
On May 5, 1995, Mr. Frank sent a letter to Mr. Lorber stating that "to the extent that you have a specific financing proposal you would like us to consider, we suggest that you submit it to us in writing." The Schedule 13D was amended to reflect these contacts with the Company.

	Only after these attempts to meet with the Company were rejected did the Committee determine to nominate a director for election at the Company's Annual Meeting.

	On May 15, 1995, CPIS through its nominee Cede & Co. as a stockholder of record on May 1 and May 15, 1995, notified the Company in writing of its nomination of Mr. Friedman for election as a director of the Company at the forthcoming meeting of stockholders and requested a list of stockholders from the Company under the federal proxy rules and under Kansas law. As of May 22, 1995, no response has been received from the Company.

	OUTSTANDING CAPITAL STOCK

	According to the Company's Proxy Statement (as hereinafter defined),(i) the record date for stockholders entitled to notice of, and to vote at, the Annual Meeting is May 1, 1995 (the "Record Date"),(ii) at the close of business on the Record Date, the Company had outstanding 12,275,177 shares of Common Stock and 49,750 shares of Class A Preferred Stock, $60 par value and (iii) no other class of securities of the Company is entitled to notice of, or to vote at, the Annual Meeting of stockholders.

	ACTION TO BE TAKEN AT THE ANNUAL MEETING

	The accompanying proxy, unless the stockholder otherwise specifies in the proxy, will be voted:

	1.	For the election of Joshua S. Friedman as a Class
I director to serve for a term of three years and until his successor shall be elected and qualified or until his earlier resignation or removal;

	2.	As directed with respect to the Company's
Proposals 2 and 3; and

	3.	In the discretion of the proxyholder as to the
transaction of such other business as may properly come before the Annual Meeting.

	Where stockholders have appropriately specified how their proxies are to be voted, they will be voted accordingly. The Committee takes no position with respect to the Company's Proposals 2 and 3 and the proxyholder will abstain from voting on such Proposals in the absence of stockholder instruction. If any other matter or business is brought before the Annual Meeting, the proxyholder may vote the proxies in his discretion. The Committee is not presently aware of any other matters or business to be brought before the Annual Meeting.

	As indicated above,the proxyholder intends to cumulate all votes received for the election of Mr. Friedman.

	COMPANY'S PROXY STATEMENT

	The Company has previously furnished to holders of its Common Stock a proxy statement dated May 4, 1995 with respect to the Annual Meeting (the "Company's Proxy Statement"). Please refer to such proxy statement with respect to information regarding the Company, its quorum and voting
20
procedures, revocation of Company proxies, Proposals 2 and 3 with respect to the 1988 Option Plan and Formula Stock Option Plan and any other general information omitted herein. Information regarding the Committee and the nominee for director is included herewith.

	PROPOSAL NO. 1

	ELECTION OF DIRECTORS

	The terms of the three current Class I directors expire at the Annual Meeting of stockholders in 1995. CPIS has nominated for election at the Annual Meeting one Class I director to serve for a term of three years. The nominee has expressed his intention to serve the entire term for which election is sought.

	Directors will be elected by cumulative voting. To be elected as a director, a candidate must be among the three candidates who receive the most votes out of all votes cast at the Annual Meeting for the election of directors. See "Quorum and Voting" in the Company's Proxy Statement.

Information Concerning Nominee for Director

	JOSHUA S. FRIEDMAN, age 39, is a founding director and officer of Canyon Partners Incorporated, a California corporation, positions he has held since 1990, and holds similar positions or limited partnership interests in its subsidiaries and affiliates. Mr. Friedman is in charge of CPI's merchant banking and direct investment activities.
Prior to the formation of CPI, Mr. Friedman was an Executive Vice President and Co-Director of the Capital Markets Services Group of Drexel Burnham Lambert, where he was responsible for structuring transactions that were marketed in the High Yield Bond and Private Placement Departments. Prior to 1984, he worked in the Mergers & Acquisitions Department of Goldman, Sachs & Company in New York. Mr. Friedman is a graduate of Harvard College (B.A., summa cum laude, Physics), Oxford University (M.A., honors, Politics and Economics), Harvard Law School (J.D., magna cum laude) and Harvard Business School (M.B.A., Baker Scholar). Mr. Friedman currently holds no position as either a director or officer of the Company, nor is he a director of any other public company.

	THE COMMITTEE UNANIMOUSLY RECOMMENDS
	A VOTE "FOR" THE NAMED NOMINEE

	SECURITY OWNERSHIP OF MEMBERS OF THE COMMITTEE

	The following table sets forth, as of the date of this Proxy Statement, certain information regarding the beneficial ownership of the Company's Common Stock by the current members of the Committee:

		Percent of
	Common	Common
Beneficial Owner	Stock Owned	Stock Owned

New Valley Corporation(1)(2)          780,619	                  6.4%
New Valley Holdings, Inc.(1)(2)(3)    780,619                  6.4%
BGLS Inc.(1)(2)(4)                    780,619                  6.4%
Brooke Group Ltd.(1)(2)(5)            780,619                  6.4%
Bennett S. LeBow(1)(2)(6)             780,619	                  6.4%
Canyon Partners Incorporated(1)(7)(8) 780,619                  6.4%
22

CPI Securities, LP(1)(8)              780,619                  6.4%
Canpartners Incorporated(1)(8)(9)     780,619                  6.4%
Mitchell R. Julis(1)(8)(10)           780,619                  6.4%
R. Christian B. Evensen(1)(8)(11)     780,619                  6.4%
Joshua S. Friedman(1)(8)(12)          780,619                  6.4%
K. Robert Turner(1)(13)               780,619                  6.4%

_______________________

(1)	The current members of the Committee collectively may be
deemed to be a group beneficially owning, in the aggregate, 780,619 shares of Common Stock (the "Shares") or approximately 6.4% of the outstanding shares of the Common Stock within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the
"Act"). Except as set forth herein, none of the current members of the Committee has voting or dispositive power over another member's shares of Common Stock. No persons other than New Valley, CPIS, Mr. Julis, Mr.
Evensen and Mr. Turner have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(2)	New Valley is a New York corporation in which N.V.
Holdings holds approximately 42% of the common stock and approximately 49.76% of the Class A Preferred Stock and in which BGLS holds approximately 1.82% of the Class B
Preferred Stock and approximately 0.2% of the common stock. New Valley has acquired 761,519 shares of the Common Stock of the Company and exercises both voting power and dispositive power over such Common Stock.
Bennett S. Lebow holds a controlling interest in BGL, which in turn controls BGLS, which in turn controls N.V.
Holdings, which in turn controls New Valley. Therefore, each of these Participants may be deemed to exercise both voting power and dispositive power with respect to such shares of the Common Stock. New Valley's business address is 100 S.E. Second Street, Miami, Florida 33131.

(3)	N.V. Holdings, a Delaware corporation, is a wholly-owned
subsidiary of BGLS. N.V. Holdings' business address is 204 Plaza Centre, 3505 Silverside Road, Wilmington,
Delaware 19810.

(4)	BGLS is a Delaware corporation and wholly-owned
subsidiary of BGL.  BGLS' business address is 100 S.E.
Second Street, Miami, Florida 33131.

(5)	BGL is a Delaware corporation, in which Bennett S. LeBow
is the direct or indirect owner of 57.9% of its common stock. BGL's business address is 100 S.E. Second
Street, Miami, Florida 33131.

(6)	Bennett S. LeBow's business address is 100 S.E. Second
Street, Miami, Florida 33131. Mr. LeBow is the direct or indirect owner of 57.9% of the common stock of BGL.

(7)	CPI is a California corporation 100% owned by CPIS.
CPI's business address is 9665 Wilshire Boulevard, Suite
200, Beverly Hills, California 90212.

(8)	CPIS is a California limited partnership, the general
partner of which is Canpartners. CPIS exercises both voting power and dispositive power with respect to the 15,800 shares of Common Stock it has acquired, and since
CPIS is controlled by Canpartners, Canpartners exercises both voting and dispositive power with respect to such shares. Canpartners is, in turn, owned and controlled equally by Messrs. Evensen, Friedman, and Julis and each of these Participants therefore exercises both voting and dispositive power with respect to the said 15,800 shares of Common Stock. CPIS' business address is 9665 Wilshire Boulevard, Suite 200, Beverly Hills, California 90212.

(9)	Canpartners is a California corporation, the capital
stock of which is owned one-third each by Mitchell R.
Julis, R. Christian B. Evensen and Joshua S. Friedman.
Canpartners' business address is 9665 Wilshire
Boulevard, Suite 200, Beverly Hills, California 90212.

(10)	Mr. Julis possesses both sole voting and sole
dispositive power with respect to the 1,800 shares of Common Stock acquired by him from 1989 through 1992.
His business address is 9665 Wilshire Boulevard, Suite
200, Beverly Hills, California 90212.

(11)	Mr. Evensen possesses both sole voting and sole
dispositive power with respect to the 1,000 shares of Common Stock acquired by him in 1993. His business address is 9665 Wilshire Boulevard, Suite 200, Beverly
Hills, California 90212.

(12)	Mr. Friedman's business address is 9665 Wilshire
Boulevard, Suite 200, Beverly Hills, California 90212.
Mr. Friedman owns no shares of Common Stock of the Company.

(13)	Mr. Turner possesses both sole voting and sole
dispositive power with respect to the 500 shares of Common Stock acquired by him in 1993. His business address is 9665 Wilshire Boulevard, Suite 200, Beverly
Hills, California 90212.

Background of Committee Members

	On January 18, 1995, New Valley emerged from bankruptcy reorganization proceedings and completed substantially all distributions to creditors under its First Amended Joint Chapter 11 Plan of Reorganization, as amended (the "Plan"). Pursuant to the Plan, New Valley sold to First Financial Management Corporation ("FFMC") the assets and operations with which it provided domestic and international money transfer services, bill payment services, telephone cards, money orders and bank card services. New Valley is currently engaged in the business of operating its messaging services business which FFMC has an option to buy and New Valley has an option to sell to FFMC. As its principal business, New Valley plans to acquire operating businesses through merger, purchase of assets, stock acquisition or other means, or to acquire control of operating companies through one of such means, with the purpose of primarily being in a business or businesses other than that of investing, reinvesting, owning, holding or trading securities within a time frame and in a manner such that it will not be required to register under the Investment Company Act of

1940. In the interim, New Valley intends to invest its liquid assets consistent with preservation of the value thereof.

	BGL, through its subsidiaries, is primarily involved in the manufacture and sale of cigarettes. BGLS is a holding company for various businesses of BGL, including N.V. Holdings which is the immediate holding company of New Valley. Mr. LeBow is the Chairman of the Board, President and Chief Executive Officer of BGL and N.V. Holdings, Chairman of the Board and President of BGLS and Chairman of the Board and Chief Executive Officer of New Valley and holds various positions with BGL's subsidiary companies.

	Canpartners, through its subsidiaries and affiliates, including CPIS and CPI, is primarily involved in trading securities for its own account and the account of others and in investment advisory and investment banking services. Mr. Evensen, a founding director and officer of each of Canpartners and CPI, holds limited partnership interests in CPIS and holds similar positions or limited partnership interests in affiliates of Canpartners. Mr. Friedman, a founding director and officer of each of Canpartners and CPI, holds limited partnership interests in CPIS and holds similar positions or limited partnership interests in affiliates of Canpartners. Mr. Julis, a founding director and officer of each of Canpartners and CPI, holds limited partnership interests in CPIS and holds similar positions or limited partnership interests in affiliates of Canpartners. Mr. Turner is a founding shareholder of Canpartners Realty Incorporated, a California corporation, and an affiliate of Canpartners, along with Messrs. Evensen, Julis and Friedman.

	Each member of the Committee who is a natural person is a citizen of the United States of America.

	Transaction in Company Securities by Committee Members

	The following chart sets forth each purchase of the Company's securities during the past two years by the current members of the Committee (no sales have been made by such members during such period):

	Participant               Trade Date	                 Quantity


Mr. Evensen                9/16/93                    1,000
CPIS                       9/16/93                    1,000
CPIS                       9/16/93                    6,000
CPIS                       9/17/93                    1,000
Mr. Turner                 9/24/93                      500
CPIS                      10/14/93                      300
CPIS                      10/18/93                    4,000
CPIS                      10/18/93                    1,000
CPIS                       7/25/94                    2,500
New Valley	                 3/27/95                   20,000
New Valley	                 3/29/95                    5,000
New Valley                 3/30/95                   12,000
New Valley                 3/31/95                   30,000
New Valley                 4/5/95                     5,000
New Valley	                 4/6/95                     5,000
New Valley	                 4/7/95                     7,500
25

New Valley                 4/10/95                    2,500
New Valley	                 4/11/95                   11,500
New Valley	                 4/12/95                   50,000
New Valley	                 4/13/95                  150,000
New Valley                 4/13/95                  100,000
New Valley                 4/13/95                  175,000
New Valley                 4/17/95                  188,000

Contracts, Arrangements, Understandings or Relationships with
Respect to the Company and/or its Securities.

	On March 15, 1995, New Valley entered into an agreement with CPI (a copy of which is on file with the Commission as Exhibit D to the Schedule 13D)in which New Valley agreed to, among other things, retain CPI as its exclusive financial advisor in connection with New Valley's consideration of a possible investment in the Company. In compensation for services rendered and to be rendered under such agreement, New Valley agreed to pay CPI certain fees specified therein.

	Except as described herein, no member of the Committee or any associates of the foregoing (i) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company's last fiscal year, or in any currently proposed transaction, to which the Company or any of its subsidiaries is a party where the amount involved was in excess of $60,000, (ii) owns beneficially any securities of the Company, (iii) borrowed any funds for the purpose of acquiring or holding any securities of the Company, or is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, (iv) is the beneficial or record owner of any securities of the Company,
(iv) is the beneficial or record owner of any securities of the Company or any parent or subsidiary thereof, (v) has, during the past ten years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (vi) is a party, or has a material interest, adverse to the Company or any of its subsidiaries in any material proceedings, or (vii) has any arrangement or understanding with respect to any future employment by the Company or its affiliates.

	SECURITIES AND EXCHANGE COMMISSION FILINGS

	Statements on the Schedule 13D have been filed with the Securities and Exchange Commission (the "Commission") on behalf of the Committee and each of its current members. Such Schedules, as amended from time to time, contain additional information regarding the Committee and each of its members. Additional Schedules 13D may be filed in the event that other officers or employees of the Committee members participate in the solicitation of proxies with respect hereto. Such Schedules should be available for inspection and copying at the principal offices of the Commission in Washington, D.C.

	ADDITIONAL PROXY MATERIALS/MAILING ADDRESS

	Additional copies of these proxy materials may be obtained from, and completed proxies should be returned to:

					D.F. King & Co., Inc.
					77 Water Street
					New York, New York  10005
					(212) 269-5550
					(800) 669-5550


						Respectfully submitted,

						SHOWBIZ PIZZA INDEPENDENT
STOCKHOLDERS COMMITTEE


May [__], 1995
Los Angeles, California

	STOCKHOLDERS ARE URGED TO COMPLETE, DATE, SIGN AND
RETURN THE ENCLOSED BLUE PROXY IN THE ENCLOSED ENVELOPE.  A
PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE
APPRECIATED.

P
R
O
X
Y
	SHOWBIZ PIZZA INDEPENDENT STOCKHOLDERS COMMITTEE
	9665 Wilshire Boulevard
	Suite 200
	Beverly Hills, California  90212

	THIS PROXY IS SOLICITED ON BEHALF OF THE
	SHOWBIZ PIZZA INDEPENDENT STOCKHOLDERS COMMITTEE

		The undersigned hereby appoints David R. McAtee as proxy, with full power of substitution and revocation, and appoints him to represent and vote, as designated on
the reverse side, all of the shares of Common Stock of Showbiz Pizza Time,
 Inc. which
the undersigned is entitled to vote at the annual meeting of stockholders of Showbiz
Pizza Time, Inc. to be held on June 8, 1995, or at any adjournment thereof.

	PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY
	USING THE ENCLOSED ENVELOPE


	CONTINUED AND TO BE SIGNED ON REVERSE SIDE
	SEE REVERSE
	SIDE

	X
 Please mark
 votes as in
 this example.


This proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder.
IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSAL 1
AND TO ABSTAIN
FROM PROPOSALS 2 AND 3.  The proxy will accumulate votes for
Proposal 1.




1.	ELECTION OF DIRECTORS

	Nominee: Joshua S. Friedman

	 For nominee   Withheld from
nominee
















Please sign exactly as name appears
above.  When shares are held by
joint tenants, both should sign.
		For
	Against	Abstain
2.	Proposal to authorize an
	increase in the number of
	shares available for issuance
	pursuant to the Company's
	current 1988 Non-Statutory
	Stock Option Plan.
		For
	Against	Abstain
3.	Proposal to adopt a Non-
	Employee Directors Stock
	Option Plan.

4.	IN HIS DISCRETION, THE PROXY IS
AUTHORIZED TO VOTE UPON SUCH
OTHER BUSINESS AS MAY PROPERLY
COME BEFORE THE MEETING.

When signing as attorney, executor,
administrator, trustee or guardian,
please give full title as such.  If
a corporation, please sign in full
corporate name by president or
other authorized officer.  If a
partnership, please sign in
partnership name by authorized
person.


Signature:
___________________________________
________ Date: _________________

Signature:
___________________________________
________ Date: _________________




Footnote continued from previous page

	Footnote continued



Page 1 of 28 Pages









Showbiz Pizza Time, Inc.
May 15, 1995
Page 7


Page 7 of 28Pages

SIDLEY & AUSTIN
A PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
555 West Fifth Street
Los Angeles, California  90013-1010
Telephone:  213-896-6000
Facsimile:  213-896-6600

May 15, 1995


Page 6 of 28 Pages




Page 8 of 28 Pages



Page 9 of 28 Pages

Showbiz Pizza Time, Inc.
May 15, 1995
Page 11


Page 10 of 28 Pages


SIDLEY & AUSTIN
A PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
555 West Fifth Street
Los Angeles, California  90013-1010
Telephone:  213-896-6000
Facsimile:  213-896-6600

May 15, 1995

Page 14 of 28 Pages



Page 12 of 28 Pages






|FFNY03\EWANCH\NORMAL\0064854.01|

Page 14 of 28 Pages

EXHIBIT G

|FFNY03\EWANCH\NORMAL\0064854.01|

Page 15 of 28 Pages



	-12-
M:\KIM\KIM95B94.URL
5/18/95
|FFNY03\EWANCH\NORMAL\0064854.01|

Page 26 of 28 Pages


M:\KIM\KIM95B94.URL
5/18/95
|FFNY03\EWANCH\NORMAL\0064854.01|

Page 28 of 28 Pages


M:\KIM\KIM95B94.URL
5/18/95
|FFNY03\EWANCH\NORMAL\0064854.01|

Page 28 of 18 Pages